UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

__________________

MOCON, INC.

(Exact name of registrant as specified in its charter)

Minnesota	000-09273	41-0903312
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

7500 Mendelssohn Avenue North Minneapolis, MN	55428
(Address of Principal Executive Offices)	(Zip Code)

Darrell B. Lee

Vice President, Chief Financial Officer and Secretary

(763) 493-6370

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to

December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

MOCON, Inc. has evaluated the products that MOCON and its subsidiaries manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which, for purposes of this specialized disclosure report on Form SD, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, that are necessary for the functionality or production of the products.

A copy of MOCON’s Conflict Minerals Report is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is publicly available under the “Compliance” section of MOCON’s corporate website at www.mocon.com.

Item 1.02     Exhibit

A copy of MOCON’s Conflict Minerals Report is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is publicly available under the “Compliance” section of MOCON’s corporate website at www.mocon.com.

Section 2 – Exhibits

Item 2.01     Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MOCON, INC.

Dated: June 2, 2014	By:	/s/ Darrell B. Lee
Darrell B. Lee
Vice President, Chief Financial Officer,
Treasurer and Secretary

MOCON, INC.

FORM SD

Specialized disclosure report

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD	Filed herewith